GREENBERG
ATTORNEYS AT LAW
TRAURIG

03037450

November 14, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 17 2003
WASH. D.C. 187

Re: Genetic Technologies Limited. (the "Issuer")
File Number 82-34627

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in Australia:

1. Announcement to the ASX, dated September 11, 2003;

2. Announcement to the ASX, dated September 8, 2003 ;

3. Announcement to the ASX, dated October 20, 2003;.

4. Announcement to the ASX, dated October 14, 2003;

5. Notice of Annual General Meeting, to be held on November 28, 2003; and

6. Annual Report 2003, including the audited financial statements for the year ended June 30, 2003.

SUPPL

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

dlw 11/18

File Number 82-34627

genetic technologies

RECEIVED NOV 17 2003

11 September 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Grants First License in New Zealand

GTG is pleased to report it has now reached agreement with Vialactia Biosciences (NZ) Limited, of Auckland, New Zealand, regarding the terms of a research and commercial license to the GTG non-coding patents.

ViaLactia is a biotechnology company operating as a wholly owned subsidiary of Fonterra, New Zealand's largest dairy co-operative.

While the precise commercial terms are covered by confidentiality, we can disclose that the license will permit ViaLactia to pursue its current genetic research programme in relation the dairy industry. In due course, Vialactia may exercise an option to extend the initial research license into a full commercial license.

This is the first license agreement executed by GTG with a New Zealand licensee.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File Number 82-34627

8 September 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Clarifying Statement re - New Gene Test for Superior Athletic Performance

On 5 September 2003, Genetic Technologies Limited (GTG-ASX) reported it had acquired from University of Sydney the world-wide and exclusive rights to commercialise a new genetic test for superior athletic performance.

Some stockholders apparently interpreted that announcement to mean GTG was simply committing to fund a new research project. That is not correct. The rights acquired by GTG from University of Sydney permit GTG to immediately set up and offer this test commercially, which GTG is now proceeding to do. GTG expects to record first revenues from this programme in the coming months and in turn, GTG will pay royalties to University of Sydney on such revenues.

GTG also gave some indication of potential market size for this test. This estimate still seems to be realistic.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File Number 82-34627

20 October 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG's New Strategic Alliance with Perth-based Foundation

On 14 October 2003, Genetic Technologies Limited (ASX-GTG) announced it has signed a heads of agreement to establish a broad strategic alliance with the CY O'Connor ERADE Village Foundation - a leader in biotechnology innovation in Perth, Western Australia.

We are now able to report the following further details:

GTG will acquire all the Foundation's patents and other intellectual property in the fields of genetics and genomics, including the Foundation's issued US patent 6383747-B1 and foreign equivalents. This extensive package of intellectual property is expected to create additional opportunities for GTG in support of (a) licensing and (b) service testing.

While the precise upside value of this IP package is being determined by an independent expert valuer, the parties now believe the total value will exceed $20M, and a purchase price of $15M has been agreed. Further, the Foundation will acquire a license to the GTG non-coding patents for $2.5M. Combining these two transactions, GTG would owe the Foundation $12.5M net and the parties have now agreed GTG may settle this purchase by issuing a total of 16,666,667 shares to the Foundation, based on a deemed value of 75 cents each. This transaction is expected to be completed in early December 2003.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File Number 82-34627

14 October 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Announces New Strategic Alliance with Perth-based Foundation

Genetic Technologies Limited (ASX-GTG) is pleased to announce it has signed a heads of agreement to establish a broad strategic alliance with the CY O'Connor ERADE Village Foundation, based in Perth, Western Australia. The Foundation is a leading centre of biotechnology innovation in WA, and is associated with the University of Western Australia, under the direction of Professor Roger Dawkins.

The strategic alliance between GTG and the Foundation will actively support the mission of both parties. The Foundation will assist GTG to pursue its commercial objectives and GTG will support the Foundation as the major research engine for GTG in WA. Specifically:

- The Foundation will assign to GTG all its current intellectual property rights (IP) in genetics and genomics. This will include issued patents now held by the Foundation and also new pending patents based on recent inventions made by the Foundation.

- GTG will actively support the ongoing genetics and genomics programmes of the Foundation, and in return, GTG will become the primary commercialising vehicle for all such new patents, intellectual property and business opportunities.

- GTG will grant to the Foundation a broad license to the GTG non-coding patents and in consideration, the Foundation will pay GTG a signing fee of $2.5M.

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

- It is expected the new IP being transferred to GTG will significantly strengthen the GTG patent portfolio generally, and will also create many new commercial opportunities for GTG in the future.

- In consideration of all the new IP coming into GTG, GTG will issue shares and pay royalties to the Foundation, subject to an independent valuation and necessary approvals.

- GTG and the Foundation will also jointly explore the establishment of a state-of-the-art genetic testing service in WA, particularly with regard to (i) human diagnostic services, (ii) transplantation services, (iii) forensic testing, and (iv) the genetic testing of livestock.

- GTG and the Foundation intend to also work closely with the public health and university sectors in WA, consistent with their support for the development of public/private partnerships.

- In summary, GTG and the Foundation intend to work closely together and to actively support each other's efforts as a priority.

The CY O'Connor ERADE Village Foundation also incorporates the Immunogenetics Research Foundation and the Institute of Molecular Genetics and Immunology Incorporated of Perth, Western Australia. Professor Dawkins is a world authority in tissue typing and genomics. For example, the Foundation has developed new methods for DNA matching to achieve improved survival rates in transplantation and has also developed improved methods for gene discovery.

Further details will be provided as appropriate.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies limited

AGM 2003

ACN 009 212 328

File Number 82-34627

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of GENETIC TECHNOLOGIES LIMITED will be held at the following time and place:

Time: 11.00 am
Date: Friday 28 November 2003
Place: The Library
Park Hyatt Melbourne
1 Parliament Square
Off Parliament Place
Melbourne Victoria 3002



ORDINARY BUSINESS:

1. Adoption of Financial Statements

To receive and consider the financial report (financial statements, notes and Directors' declaration) for the year ended 30 June 2003, together with the consolidated accounts of the Company and its controlled entities in accordance with the Corporations Act 2001, and the respective reports of the Directors and Auditors.

2. Ratification of Share Placement

To consider, and if thought fit, pass the following resolution as a separate ordinary resolution:

"That for the purposes of ASX Listing Rule 7.4 and all other purposes this meeting approves and ratifies the allotment and issue by the Company of 13,333,333 fully paid ordinary shares in the Company at 75 cents each together with 6,666,667 attaching unlisted options exercisable at $1.00 on or before 30 September 2005 which was announced to the Australian Stock Exchange on 25 August 2003."

3. Issue of Options to Director – Professor Deon Venter

To consider and if thought fit, pass with or without amendment the following resolution as an ordinary resolution:

"That for the purposes of ASX Listing Rules 7.1 and 10.14, Section 208(1) of the Corporations Act and all other purposes, the Directors be authorised to issue 1,000,000 Options to Professor Deon Venter to subscribe for Shares in the Company on the terms and conditions set out in the attached Explanatory Memorandum which accompanies this Notice of Meeting and upon exercise, to allot the shares in Genetic Technologies Limited shares."

4. Issue of Options to Director – Mr Russell Granzow

To consider and if thought fit, pass with or without amendment the following resolution as an ordinary resolution:

"That for the purposes of ASX Listing Rules 7.1 and 10.14, Section 208(1) of the Corporations Act and all other purposes, the Directors be authorised to issue 1,000,000 Options to Russell Granzow to subscribe for Shares in the Company on the terms and conditions set out in the attached Explanatory Memorandum which accompanies this Notice of Meeting and upon exercise, to allot the shares in Genetic Technologies Limited shares."

5. Re-election of Director – Dr Mervyn Jacobson

To consider, and if thought fit, pass the following resolution as a separate ordinary resolution:

"To re-elect Dr Mervyn Jacobson who retires by rotation in accordance with Clause 95 of the Constitution and being eligible, offers himself for re-election."

6. Re-election of Director – Professor Deon Venter

To consider, and if thought fit, pass the following resolution as a separate ordinary resolution:

"To re-elect Professor Deon Venter who was appointed an additional director on 17 March 2003 in accordance with the Clause 92 of the Constitution and being eligible, offers himself for re-election."

7. Re-election of Director – Russell Granzow

To consider, and if thought fit, pass the following resolution as a separate ordinary resolution:

"To re-elect Russell Granzow who was appointed an additional director on 6 May 2003 in accordance with the Clause 92 of the Constitution and being eligible, offers himself for re-election."

8. Change of Auditors

To consider and if thought fit, pass the following resolution as an ordinary resolution:

"That subject to the consent of the Australian Securities and *Investments Commission that Deloitte Touche Tohmatsu resign as auditors of the Company and that Ernst & Young be appointed in their place."*

DATED: 20 October 2003

By order of the Board

I A Dennis
Company Secretary

EXPLANATORY MEMORANDUM TO SHAREHOLDERS TO ACCOMPANY THE NOTICE OF ANNUAL GENERAL MEETING

This Memorandum has been prepared for the information of shareholders of Genetic Technologies Limited (referred to in this Memorandum as the "Company") in connection with the business to be conducted at the Annual General Meeting of the members of the Company to be held on Friday 28 November 2003.

1. Resolution 2 – Ratification of Share Placement

(a) The resolution refers to ASX Listing Rule 7.4. This rule enables a company to restore its ability to issue shares and options within the 15% limit prescribed by Listing Rule 7.1 by obtaining Member ratification of an issue previously made within that limit.

(b) The subscribers to the placement were institutional and professional investors arranged by Emerging Growth Capital Limited.

(c) The Company will disregard any votes cast on the resolution by any person who participated in the placement and any associate of those persons. However, the entity need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

(d) The funds raised from the placement of $10m were applied towards working capital and future research and development.

2. Resolution 3 – Issue of Options to a Director – Professor Deon Venter

(a) The Options referred to in Resolution 3 will be issued free of charge and within one month from the date of the Annual General Meeting. Professor Deon Venter was appointed as a director of the Company on 17 March 2003 and as part of his director's remuneration was offered 1,000,000 options exercisable at an exercise price of $0.48 on or before 20 May 2009, subject to shareholder approval. The Options proposed to Professor Deon Venter are to be issued under the terms of the Staff Share Plan approved by shareholders on 30 November 2001. The terms and conditions of these proposed unlisted options are set out in the attached schedule.

(b) In accordance with ASX Listing Rule 14.11 and Section 224 of the Corporations Act, the entity will disregard any votes cast on this resolution by:

(i) a director of the entity; and

(ii) an associate of any director.

However, the entity need not disregard a vote if:

(i) if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction form on the proxy; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

(c) The maximum number of securities to be issued and for which approval is required is 1,000,000 Options.

(d) No Options have been issued to Directors or any associate of any Director under the Genetic Technologies Limited Staff Share Plan since the last approval on 30 November 2001.

3. Resolution 4 – Issue of Options to a Director – Russell Granzow

(a) The Options referred to in Resolution 4 will be issued free of charge and within one month from the date of the Annual General Meeting. Mr Russell Granzow was appointed as a director of the Company on 6 May 2003 and as part of his executive director remuneration was offered 1,000,000 options exercisable at an exercise price of $0.48 on or before 20 May 2009, subject to shareholder approval. The Options proposed to Mr Russell Granzow are to be issued under the terms of the Staff Share Plan approved by shareholders on 30 November 2001. The terms and conditions of these proposed unlisted options are set out in the attached schedule.

(b) In accordance with ASX Listing Rule 14.11 and Section 224 of the Corporations Act, the entity will disregard any votes cast on this resolution by:

(i) a director of the entity; and

(ii) an associate of any director.

However, the entity need not disregard a vote if:

(i) if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction form on the proxy; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

(c) The maximum number of securities to be issued and for which approval is required is 1,000,000 Options.

(d) No Options have been issued to Directors or any associate of any Director under the Genetic Technologies Limited Staff Share Plan since the last approval on 30 November 2001.

4. Resolution 8 – Proposed change of auditors

Deloitte Touche Tohmatsu were appointed auditors of the Company on 14 June 2002 and have completed the audits for the years ended 30 June 2002 and 2003. The Company has now appointed Ernst & Young as auditors of its US GAAP accounts in the USA and rather than having two different major firms do the Australian and US audits, the directors have decided to recommend to shareholders that the situation be rationalised and that one firm act as auditors in both Australia and USA. The directors recommend that Ernst & Young be appointed as auditors of the Company subject to the consent of ASIC.

TERMS AND CONDITIONS OF DIRECTORS OPTIONS PROPOSED TO BE ISSUED TO PROF DEON VENTER AND RUSSELL GRANZOW

a) Each Option entitles the holder to subscribe for and be allotted one ordinary share in the capital of the Company. The exercise price is 48 cents per Option.

b) The Options are exercisable at any time prior to 5.00 pm on 20 May 2009 (the "Expiry Date") by notice in writing to the Directors accompanied by the payment of the exercise price.

c) The Options are not transferable, except with the Board's approval, or by force of law on death or legal incapacity.

d) No application will be made to the ASX for Official Quotation of the Options.

e) Shares will be allotted and issued pursuant to the exercise of Options not more than 10 business days after receipt of a properly executed Notice of Exercise and payment of the requisite application monies.

f) Shares issued upon exercise of the Options will rank pari passu in all respects with the Company's fully paid ordinary shares. The Company will apply for Official Quotation by the ASX of all shares issued upon exercise of Options within 3 Business Days after the date of allotment of those Shares.

g) There are no participating rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered or made to the shareholders during the currency of the Options. However, the Company will send a notice to each optionholder at least 9 business days before the record date for any proposed issue of capital. This will give optionholders the opportunity to exercise their Options prior to the date of determining entitlements to participate in any such issue.

h) There are no rights to a change in the exercise price, or in the number of Shares over which the Options can be exercised in the event of a bonus issue by the Company prior to the exercise of any Options.

i) In the event of any reorganisation of the issued capital of the Company on or prior to the Expiry Date, the rights on an optionholder will be changed to the extent necessary to comply with the applicable ASX Listing Rules at the time of the reorganisation.

j) The Company will, at least 20 Business Days before the Expiry Date, send notices to the optionholders stating the name of the optionholder, the number of Options held, the number of Shares to be issued on exercise of the Options, the exercise price, the due date for payment of the exercise price, and the consequences of non-payment.

k) The Options will vest on the basis of 25% of the number of Option issued each anniversary of the issue date of the Options.

PROXY FORM

I/We ____
(BLOCK LETTERS)

of ____

being the holder of ____________________ ordinary shares in Genetic Technologies Limited hereby appoint:

A. * Name: ____

of ____

B. ** Name: ____

of ____

to exercise ________% of my voting rights; and ______________________________

Name: ____

of ____

to exercise ________% of my voting rights; and ______________________________

+ or failing him or her, the Chairman of the meeting.

as my proxy to vote and act for me and on my behalf at the ANNUAL GENERAL MEETING of Genetic Technologies Limited to be held on 28 November 2003 and any adjournment thereof. The Chairman of the meeting intends to vote in favour of the resolution in relation to any undirected proxies.

Direction to proxy

Mark either box if you wish to direct the proxy how to vote. If no mark is made the proxy may vote on the resolution or abstain from voting as the proxy thinks fit. If you appoint two proxies and wish them to vote differently this should be specified.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

Ordinary Resolutions	In favour of resolution	Against the resolution
1. Adoption of Accounts	☐	☐
2. Ratification of share placement	☐	☐
3. Issue of 1m options to Prof Deon Venter	☐	☐
4. Issue of 1m options to Russell Granzow	☐	☐
5. Re-election of Dr Mervyn Jacobson	☐	☐
6. Re-election of Prof Deon Venter	☐	☐
7. Re-election of Russell Granzow	☐	☐
8. Change of auditor's	☐	☐

Signed this ______ day of ____________________ 2003

______________________________ ______________________________

Signature of Shareholder(s)

NOTES ON PROXY FORMS FOR THE ANNUAL GENERAL MEETING

Notes on Completion of Proxy Forms

* Complete section A if you desire to appoint one proxy.

** Complete section B if you desire to appoint two proxies.

+ Delete if the Chairman is not to be a proxy.

Signing of the proxy form

Each person registered as the holder of the above shares must sign the proxy form personally or by a duly appointed attorney or agent.

If a proxy is given by a corporation, a form of proxy must be executed under common seal of the corporation or under the hand of its attorney.

If a proxy is executed by an attorney of a member the attorney must declare that the attorney has no notice of revocation of the power of attorney and the relevant power of attorney if it has not already been noted by the company, must accompany the form of proxy.

Entitlement to appoint proxies

A member entitled to attend and vote at this meeting is entitled to appoint not more than two proxies who need not be members of the Company.

Where more than one proxy is appointed each proxy must be appointed to represent a specific proportion of the member's voting rights.

A proxy need not be a member of the Company.

Lodgement of Proxy Form

Forms to appoint proxies must be lodged with the Company not later than 11.00 am on 26 November 2003 at the Corporate Office of Genetic Technologies Limited at Level 9, 185 Macquarie Street, Sydney, NSW 2000.

Proxies may also be faxed to the Corporate Office of Genetic Technologies Limited on (02) 9232 5313.